SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

Press release dated September 10, 2002, announcing an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 and an amendment to its Transaction Statement on Schedule 13E-3.

BOUYGUES OFFSHORE
PRESS RELEASE

BOUYGUES OFFSHORE AMENDS U.S. OFFER DOCUMENTS

Montigny-le-Bretonneux, France - September 10, 2002 - Bouygues Offshore (NYSE: BWG – Paris: BOS.PA) announces that it is filing with the U.S. Securities and Exchange Commission, today, an amendment to its *Solicitation/Recommendation Statement* on Schedule 14D-9 and an amendment to its Transaction Statement on Schedule 13E-3. The Schedules 14D-9 and 13E-3 relate to the cash tender offer by Saipem S.p.A. (Italian Stock Exchange: SPM) for all outstanding shares of Bouygues Offshore held by U.S. residents and all American Depositary Shares of Bouygues Offshore.

The amendments include, among other things, additional information concerning the background of the transaction and factors that were, and were not, considered by Bouygues Offshore and its board of directors in connection with the offer.

The amendments may be obtained on Bouygues Offshore's website at www.bouygues-offshore.com. The amendments will also be available at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington D.C. 20549 or at either of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington D.C. 20549. Copies of the amendments may also be obtained, free of charge, by contacting MacKenzie Partners, Inc., the Information Agent for the U.S. offer, at 1-800-322-2885.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company

Further information on the company can be found on line at www.bouygues-offshore.com.

Valerie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: September 10, 2002

By: ______________________
Name: Mireille Arvier
Title: Chief Financial Officer